September 20, 2002

Mr. John Y. Keffer
Chairman
Board of Trustees
Forum Funds
Two Portland Square
Portland, Maine 04102

        RE: Contractual Waivers and Reimbursements

Dear John:

     Brown Investment Advisory Incorporated (the "Adviser") agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure that total annual operating expenses for BrownIA Small-Cap Growth Fund (the "Fund"), a series of the Forum Funds (the "Trust"), does not exceed 1.25%, 1.50%, 2.00% and 2.00% for Institutional Shares, A Shares, B Shares and C Shares, respectively.

     This agreement is effective as of the date of this letter. The Adviser agrees, however, that the terms of this agreement also apply retroactively to the period of August 1, 2002 through the date of this letter. Upon effectiveness of this agreement, it shall supersede all previous agreements between the parties hereto covering the subject matter hereof insofar as such agreement may have been deemed to relate to the Fund.

     This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate on September 30, 2003.

                                                Very truly yours,

                                                Brown Investment Advisory
                                                Incorporated

                                                By:     /s/ DAVID M. CHURCHILL
                                                        ------------------------
                                                        David M.Churchill
                                                        Chief Financial Officer